UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 9 November 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

JOHANNESBURG. 9 November 2018:
Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2018. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.
Key Statistics
United States Dollars
Quarter
Figures are in millions unless otherwise stated
September
2018
June
2018
September
2017
Gold produced (attributable)* oz (000) 533 504 567
Continuing operations 533 504 552
Discontinued operations − − 15
Tonnes milled/treated 000 8,878 8,314 8,712
Continuing operations 8,878 8,314 8,609
Discontinued operations − − 103
Revenue US$/oz 1,184 1,297 1,276
Continuing operations 1,184 1,297 1,276
Discontinued operations − − 1,270
Cost of sales before gold inventory
change and amortisation and
depreciation
US$/tonne 41 42 43
Continuing operations 41 42 42
Discontinued operations − − 158
All-in sustaining costs US$/oz 977 973 906
Continuing operations 977 973 896
Discontinued operations − − 1,284
Total all-in cost
US$/oz
1,140
1,187 1,032
Continuing operations
1,140
1,187 1,025
Discontinued operations − − 1,284
Net debt US$m 1,564 1,393 1,302
*Gold produced in this table is attributable and includes Gold Fields share of 45 per cent in Asanko.
All of the key statistics are managed figures.
**Cash flow from operating activities (which is net of tax) less net capital expenditure, environmental payments and financing costs.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent), Cerro Corona in Peru (99.5 per cent) and Asanko JV (45 per cent equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
STOCK DATA FOR THE 3 MONTHS ENDED 30 SEPTEMBER 2018
Number of shares in issue
NYSE – (GFI)
– at end September 2018 820,614,217
Range – Quarter US$2.29 – US$3.74
– average for the quarter 820,614,217
Average Volume – Quarter 4,203,720 shares/day
Free Float 100 per cent
JSE LIMITED – (GFI)
ADR Ratio 1:1
Range – Quarter ZAR32.90 – ZAR50.25
Bloomberg/Reuters GFISJ/GFLJ.J
Average Volume – Quarter 2,871,764 shares/day

Gold Fields 2018 Operating Update September Quarter

Statement by Nick Holland,
Chief Executive Officer of Gold Fields
Quarter overview
Q3 2018 was characterised by the international assets posting another strong operating performance and South Deep negatively impacted by the restructuring announced in August 2018. Group attributable equivalent gold production was 533koz (+6% QoQ) for the quarter at AISC of US$977/oz and AIC of US$1,140/oz.

Despite our strong focus on safety, regrettably, there was a fatality at South Deep post quarter end and after the mine had achieved 2 million fatality free shifts over 18 months. We are deeply saddened to announce that our colleague Ananias Mosololi, an underground
LHD operator, tragically succumbed to his injuries on Saturday 13
October, following an accident that occurred underground at
South Deep on Friday 12 October. We extend our heartfelt
condolences to the family, friends and colleagues of Mr Mosololi.
South Deep
On 14 August, Gold Fields announced a proposed restructuring at
South Deep, which could potentially affect 1,102 permanent
employees and 460 contractors. The company has proposed to
suspend mining activities in loss making areas of the mine and reduce operational and support staff commensurately, as well as suspend development activities in the New Mine area. Both trade unions were served with section 189 notices in terms of the Labour
Relations Act on 14 August, which is when the legislated minimum
60-day consultation period commenced. Progress with the
majority union (the NUM) was slow and confrontational during the consultation period and characterised by a lack of consensus. This resulted in low morale in the workforce and uncertainty about job security and as such, the restructuring process has had a negative impact on productivity at South Deep. During Q3 2018, the mine produced 1,539kg (50koz).

The consultation period ended on 30 October. The retrenchment process is now underway, with retrenchment letters having been issued to affected employees. As a consequence, the NUM has
embarked on industrial action. While it is a protected strike, the
‘no-work, no-pay’ principle will apply. As is always the case, the safety and security of our employees remains our main objective during the industrial action.
Damang
The reinvestment project at Damang continues to track ahead of plan. During Q3 2018, total tonnes mined were 20% ahead of plan at 11.4Mt, whilst gold produced of 51koz at AISC of US$682/oz and AIC of US$1,288/oz was also ahead of expectations. Year-to-
date, Damang has produced 141koz and is well on track to achieve full-year guidance of 160koz.
Gruyere
Construction at Gruyere continued to make steady progress during
Q3 2018 and the project remains on track for first production in Q2
2019. As at end-September 2018, overall project engineering and construction were 95% and 69% complete, respectively. EPC
construction (process plant and associated infrastructure) was
55% complete. Downer, which was awarded a five-year mining
contract in December 2017, has completed work on the mine
workshops and supporting infrastructure and begun mobilising the mining fleet and operating team for commencement of mining
operations in November 2018.

Salares Norte
The feasibility study at Salares Norte is on track for completion by the end of 2018. Results of the feasibility study are not expected to differ materially from the interim results which Gold Fields released in February 2018. The Environmental Impact Assessment
(EIA) was accepted for review on 11 July 2018. We anticipate a period of 18 to 24 months for the review to be completed.
Term loan maturity extended by 12 months
The Group has successfully extended the maturity of the US$380m term loan by 12 months to 6 June 2020 (from 6 June 2019) on the same terms, which results in no material debt maturities in 2019.
The extension has been approved by the syndicate of lending
banks. Gold Fields continues to proactively manage the balance sheet and will consider further refinancing of its debt during the course of 2019.
Outlook for 2018
On 6 February 2018, the Group gave guidance for the year as
follows: attributable equivalent gold production of between 2.08 million ounces and 2.10 million ounces. AISC of between US$990 per ounce and US$1,010 per ounce and AIC of between US$1,190 per ounce and US$1,210 per ounce. These expectations assumed exchange rates of R/US$:12.00 and A$/US$:0.80.

On 24 April 2018, with the release of the Q1 results, the guidance was revised as result of the lower production outlook at South
Deep due to the revised South Deep production outlook from
10,000 kilograms (321,000 ounces) to 7,600 kilograms (244,000 ounces). Attributable equivalent gold production for the Group for
2018 was guided down to between 2.00 million ounces and 2.05 million ounces, with AISC and AIC unchanged.

On 16 August 2018, the Group guided that attributable equivalent gold production for 2018 were expected to be on track with original guidance given in February, with the inclusion of Asanko, as Gold
Fields expected to account for its contribution of 43,000
attributable ounces from 31 July 2018. AISC was expected to be between US$990 per ounce and US$1,010 per ounce and AIC was
planned to be between US$1,190 per ounce and US$1,210 per
ounce, both as guided originally in February.

Taking into consideration the challenges we have been facing at
South Deep, including as a result of the strike and go-slow post the announcement of the restructuring and assuming that the
strike continues until the end of the year with the consequence of no further production from November month onwards at South
Deep. Gold production for the year is currently estimated to be
4,800 kilograms (154,600 ounces).

The international operations (including our 45 per cent share of
Asanko) are expected to produce 1.85 million attributable ounces, compared with original guidance of 1.75 million attributable ounces. This includes 45,000 attributable ounces from Asanko for
5 months.

As a consequence, Group attributable production is expected to be 2.00 million ounces. We are still on track to make our guidance on AISC of between US$990 per ounce and US$1,010 per ounce
and AIC of between US$1,190 per ounce and US$1,210 per ounce.

N.J. Holland
Chief Executive Officer
9 November 2018

Gold Fields 2018 Operating Update September Quarter
SALIENT FEATURE AND COST BENCHMARKS
Figures are in millions
unless otherwise stated
United States Dollars
Total
Mine
Operations
Including
Equity
accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
accounted
Joint Venture
Total
Mine
Continuing
Operations
Excluding
Equity
accounted
Joint Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep
Total Tarkwa       Damang
Asanko*
45%
Cerro
Corona
Ore milled/treated Sept 2018 8,878 8,491 8,491 387 4,914 3,450 1,077 387 1,712
(000 tonnes) June 2018 8,314 8,314 8,314 393 4,524 3,473 1,051 – 1,665
Sept 2017 8,712 8,712 8,609 555 4,498 3,370 1,127 − 1,690
Yield Sept 2018 2.0 2.0 2.0 4.0 1.2 1.1 1.6 1.5 1.4
(grams per tonne) June 2018 2.0 2.0 2.0 3.9 1.3 1.2 1.6 – 1.3
Sept 2017 2.1 2.1 2.1 4.5 1.2 1.3 0.9 − 1.6
Gold produced Sept 2018 550.7 533.1 533.1 49.5 195.5 126.5 51.3 17.6 83.2
(000 managed equivalent ounces) June 2018 523.2 523.2 523.2 48.8 186.7 133.1 53.5 – 69.0
Sept 2017 584.8 584.8 570.1 81.2 177.2 145.1 32.2 − 89.6
Gold sold Sept 2018 545.6 527.5 527.6 47.3 195.9 126.5 51.3 18.1 80.0
(000 managed equivalent ounces) June 2018 522.9 522.9 522.9 50.3 186.7 133.1 53.5 – 66.5
Sept 2017 585.0 585.0 570.3 81.2 177.2 145.1 32.2 − 89.9
Cost of sales before amortisation Sept 2018 (352.2) (338.7) (338.7) (66.1) (118.6) (76.0) (29.1) (13.5) (38.9)
and depreciation June 2018 (347.7) (347.7) (347.7) (74.4) (107.5) (73.5) (34.0) – (39.6)
(million) Sept 2017 (342.5) (342.5) (325.4) (79.0) (105.0) (76.0) (29.0) − (38.9)
Cost of sales before gold inventory Sept 2018 41 41 41 178
26
21 34 41 23
change and amortisation and June 2018 42 42 42 187 23 19 37
– 23
depreciation (dollar per tonne) Sept 2017 43 43 42 143 26 26 25 − 23
Sustaining capital Sept 2018 (142.5) (139.0) (139.0) (10.5) (45.3) (38.3) (3.5) (3.5) (10.7)
(million) June 2018 (134.4) (134.4) (134.4) (10.6) (48.0) (44.4) (3.6)
– (7.0)
Sept 2017 (150.0) (150.0) (149.6) (15.3) (45.1) (41.8) (3.3) − (9.9)
Non-sustaining capital Sept 2018 (36.3) (35.9)
(35.9)
(4.8) (31.5)
#
− (31.1)
#
(0.4) −
(million) June 2018 (39.7) (39.7)
(39.7)
(7.4) (32.4)
#
–
(32.4)
#
–
–
Sept 2017 (38.6)
(38.6)
(38.6)
(4.4) (34.2)
#
− (34.2)
#
− −
Total capital expenditure Sept 2018 (178.8) (174.9) (174.9) (15.3) (76.8) (38.3) (34.6) (3.9) (10.7)
(million) June 2018 (174.2)
(174.2) (174.2) (18.0) (80.4) (44.4) (36.0) – (7.0)
Sept 2017 (188.5) (188.5) (188.0) (19.7) (79.3) (41.8) (37.5) − (9.9)
All-in-sustaining costs Sept 2018 966 960 960 1,663 900 972 682 1,018 443
(dollar per ounce) June 2018 969 969 969 1,736
897
955 746 – 316
Sept 2017 892 892 881 1,203 941 909 1,084 − 124
Total all-in-cost Sept 2018 1,038 1,034 1,034 1,764 1,061 972 1,288 1,039 443
(dollar per ounce) June 2018 1,051 1,051 1,051 1,882 1,069 955 1,347 – 316
Sept 2017 963 963 954 1,257 1,134 909 2,147 − 124
United States Dollars Australian Dollars
South African
Rand
United States
Dollars
Australian
Dollars
Australia
Region
Australia
Region
South Africa
Region
Australia
Region
Australia
Region
Continuing Continuing
Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith
Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep
Darlot
Darlot
Operating Results
Ore milled/treated Sept 2018
1,866        1,077            310 479 1,866        1,077             310            479 387 –
–
(000 tonnes) June 2018
1,732        1,020            305 407 1,732      11,020             305            407 393 –
–
Sept 2017
1,866        1,123            315 428 1,866      11,123             315            428 555
103
103
Yield Sept 2018
3.7           2.6              6.2            4.7 3.7          12.6              6.2             4.7 4.0 –
–
(grams per tonne) June 2018
3.9           2.9              5.8            5.2 3.9            2.9              5.8             5.2 3.9 –
–
Sept 2017
3.7           2.5              6.1            5.1 3.7            2.5              6.1             5.1 4.5 4.4
4.4
Gold produced Sept 2018
222.6          89.2           61.3            72.1 222.6          89.2            61.3           72.1 1,539 –
–
(000 managed June 2018
218.8          94.6           56.8            67.4 218.8          94.6            56.8           67.4 1,518 –
–
equivalent ounces) Sept 2017
222.0          89.5           61.8            70.8 222.0          89.5            61.8           70.8 2,526 14.7
14.7
Gold sold Sept 2018
222.1          88.9           61.4            71.8 222.1          88.9            61.4           71.8 1,472 –
–
(000 managed June 2018
219.4          95.1           56.9            67.4 219.4          95.1            56.9           67.4 1,565 –
–
equivalent ounces) Sept 2017
222.0          89.5           61.8            70.8 222.0          89.5            61.8           70.8 2,526 14.7
14.7
Cost of sales before Sept 2018
(128.6)        (47.5)         (37.6)           (43.6) (176.1)        (64.6)         (51.8)        (59.7)
(941.0)
–
–
amortisation and June 2018
(126.2)        (48.0)         (37.4)           (40.8) (166.3)        (62.9)         (49.6)        (53.8) (930.6) –
–
depreciation (million) Sept 2017
(102.5)        (32.0)         (33.7)           (36.8) (129.6)        (40.3)         (42.6)        (46.7) (1,038.3) (17.1)
(21.7)
Cost of sales before gold
inventory change and
amortisation and
Sept 2018
68             43 122               87   93               60 168 120 2,494 –
–
depreciation June 2018
77             53          127               99 101              70          168           130 2,336 –
–
(dollar per tonne) Sept 2017
68             44          120               91 86               57 152 116 1,884 158
201
Sustaining capital Sept 2018
(76.0)        (36.4)        (17.7)         (21.9) (103.9)        (49.6)         (24.2)        (30.0) (145.7) –
–
(million) June 2018
(68.7)        (26.9)        (19.1)         (22.8) (90.8)          (35.5)         (25.2)        (30.0) (131.8) –
–
Sept 2017
(78.9)        (37.8)        (21.5)         (19.6) (100.5)        (48.0)         (27.5)        (25.0) (204.7) (0.4)
(0.5)
Non-sustaining capital Sept 2018
−               −               −               − −                −                 −               − (68.7) −
−
(million) June 2018
– – – – –                – – – (91.4) –
–
Sept 2017
−               −               −               − −                −                 −               − (55.2) −
−
Total capital Sept 2018
(76.0)        (36.4)        (17.7)         (21.9) (103.9)        (49.6)         (24.2)        (30.0) (214.4)
–
–
expenditure June 2018
(68.7)        (26.9)        (19.1)         (22.8) (90.8)        (35.5)         (25.2)        (30.0) (223.2)
–
–
(million) Sept 2017
(78.9)        (37.8)        (21.5)         (19.6) (100.5)        (48.0)         (27.5)        (25.0) (259.9) (0.4)
(0.5)
All-in-sustaining costs Sept 2018
969            993           945            957 1,325        1,355          1,300         1,311 758,304 –
–
(dollar per ounce) June 2018
940            839 1,044            995 1,240        1,103          1,383         1,311 697,450 –
–
Sept 2017
881            848           956            855 1,116        1,071          1,215         1,087 509,011 1,284
1,629
Total all-in-cost Sept 2018
969            993           945            957 1,325        1,355          1,300         1,311 804,998 –
–
(dollar per ounce) June 2018
940            839 1,044            995 1,240        1,103          1,383         1,311 755,930 –
–
Sept 2017
881            848           956            855 1,116        1,071          1,215         1,087 530,842 1,284
1,629
Average exchange rates were US$1 = R14.03, US$1 = R12.49 and US$1 = R13.14 for the September 2018, June 2018 and September 2017 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.73, A$1 = US$0.76 and A$1 = US$0.79 for the September 2018, June 2018 and September 2017 quarters, respectively.
Figures may not add as they are rounded independently.
#
Relates to non-sustaining capital expenditure for Damang re-investment project .
* Equity accounted Joint Venture

Gold Fields 2018 Operating Update September Quarter
Review of Operations
Quarter ended 30 September 2018
compared with quarter ended 30 June 2018
South Africa region
South Deep Project
Sept
2018
June
2018
Gold produced 000’oz 49.5 48.8
kg 1,539 1,518
Gold sold 000’oz 47.3 50.3
kg 1,472 1,565
Yield – underground reef g/t 5.63 5.85
AISC R/kg 758,304 697,450
US$/oz 1,663 1,736
AIC R/kg 804,998 755,930
US$/oz 1,764 1,882

Gold production increased by 1 per cent from 1,518 kilograms
(48,800 ounces) in the June quarter to 1,539 kilograms (49,500 ounces) in the September quarter.

Total underground tonnes mined decreased by 2 per cent from
326,000 tonnes in the June quarter to 319,000 tonnes in the
September quarter. Ore tonnes mined increased by 15 per cent from 242,000 tonnes to 277,000 tonnes due to increased stoping output while underground waste mined decreased by 50 per cent from 84,000 tonnes to 42,000 tonnes. The decline in underground waste was due to temporarily suspending New Mine Development, which is ahead of schedule, in order to curtail capital expenditure to reduce cash deficits in the business and to provide more focus on current mining activities to improve performance. There was also a decrease in on reef access development from 58,600 tonnes to 48,800 tonnes, due to increased ground support and
rehabilitation requirements. Underground reef grade mined
decreased by 5 per cent from 6.48 grams per tonne to 6.14 grams per tonne due to lower destress and development grades. Total gold mined from underground increased by 8 per cent from 1,567 kilograms (50,400 ounces) to 1,697 kilograms (54,600 ounces)
mainly due to increased stoping output, partially offset by reduced development and destress contributions.

Total tonnes milled decreased by 2 per cent from 393,000 tonnes to 387,000 tonnes. Underground ore tonnes milled increased by 5 per cent from 258,000 tonnes in the June quarter to 271,000
tonnes in the September quarter in line with ore production from underground. Underground waste milled decreased by 28 per
cent from 60,000 tonnes to 43,000 tonnes due to reduced waste development as indicated above. Surface tailings material treated decreased by 4 per cent from 75,000 tonnes to 73,000 tonnes.
Underground reef yield decreased by 4 per cent from 5.85 grams per tonne to 5.63 grams per tonne in line with reduced reef grade mined.

Gold recovered from underground was 1,529 kilograms (49,200
ounces) with 10 kilograms (320 ounces) being recovered from
treatment of the surface material.

Destress mining decreased by 28 per cent from 6,053 square
metres in the June quarter to 4,356 square metres in the
September quarter due to increased ground support and
rehabilitation requirements related to slower than planned stope turnover.
Longhole stoping increased by 57 per cent from 120,000 tonnes to 188,300 tonnes due to improved stope availability and
improvements in drill and blast discipline. The current mine contributed 65 per cent of the total ore tonnes in the September quarter compared with 85 per cent in the June quarter with the balance from North of Wrench. Total tonnes mined from longhole stoping of total tonnes broken increased from 37 per cent in the
June quarter to 59 per cent in the September quarter.

Development decreased by 33 per cent from 1,789 metres in the
June quarter to 1,190 metres in the September quarter. New mine capital development on 100 level decreased by 67 per cent from
492 metres to 160 metres due to the decision to suspend New
Mine Development as from the end of July 2018, as well as a
decrease in on reef access development. Development in the
current mine areas decreased by 31 per cent from 747 metres to
518 metres due to additional ground support compounded by low equipment availability. Development North of Wrench decreased by 7 per cent from 550 metres to 512 metres.

On 14 August, the company announced a proposed restructuring, which has affected 1,102 permanent employees and 460
contractors. The company has suspended mining activities in loss making areas of the mine and reduced operational and support staff commensurately, as well as suspended New Mine
Development activities. This aims to reduce the cash deficit of the mine. The mine’s two registered trade unions, the NUM and UASA were served with section 189 notices in terms of the Labour
Relations Act. The company elected to have consultations
facilitated by the Commission for Conciliation, Mediation and
Arbitration (CCMA). In terms of the legislation, these consultations took place over the minimum period of 60 days. The consultations have been completed and focused on the business rational,
alternatives to avoid job losses, selection criteria, severance packages and assistance to affected employees. Progress with the majority union, the NUM, was very slow and confrontational and characterised by lack of consensus. The proposed
restructuring has had a negative impact on productivity due to uncertainty, low morale and the disruptive nature of the
engagements with the majority union.

The restructuring process was completed at the end of October and retrenchment letters were served on the affected 1,102
employees. Affected employees were offered voluntary separation packages and 171 took up the offer.

Taking into consideration the challenges we have been facing at
South Deep, including as a result of the strike and go-slow post the announcement of the restructuring and assuming that the
strike continues until the end of the year with the consequence of no further production from November month onwards at South
Deep. Gold production for the year is currently estimated to be
4,800 kilograms (154,600 ounces).

The aim of the restructuring is to move the mine closer to
breakeven and it is hoped that the strike action will be concluded before year-end.

Cost of sales before amortisation and depreciation increased by 1 per cent from R931 million (US$74 million) to R941 million (US$66 million) mainly due to increased electricity costs as a result of higher winter tariff, partially offset by a gold-in-process credit to costs of R34 million (US$3 million) in the September quarter compared with a charge of R12 million (US$1 million) in the June quarter.

Gold Fields 2018 Operating Update September Quarter
Capital expenditure decreased by 4 per cent from R223 million
(US$18 million) in the June quarter to R214 million (US$15 million)
in the September quarter.

Sustaining capital expenditure increased by 11 per cent from R132 million (US$11 million) in the June quarter to R146 million (US$10 million) in the September quarter due to an increase in major component and rebuild costs for the mine’s fleet. Non-sustaining capital expenditure decreased by 25 per cent from R91 million
(US$7 million) to R68 million (US$5 million) due in part to the suspension of the new mine development.

All-in sustaining costs increased by 9 per cent from R697,450 per kilogram (US$1,736 per ounce) in the June quarter to R758,304 per kilogram (US$1,663 per ounce) in the September quarter mainly due to lower gold sold, higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure.

Total all-in cost increased by 6 per cent from R755,930 per
kilogram (US$1,882 per ounce) in the June quarter to R804,998 per kilogram (US$1,764 per ounce) in the September quarter due to the same reasons as for all-in sustaining costs, partially offset by lower non-sustaining capital expenditure.
West Africa region
Ghana
Tarkwa
Sept
2018
June
2018
Gold produced
000’oz
126.5
133.1
Gold sold
000’oz
126.5
133.1
Yield
g/t
1.14
1.18
AISC and AIC
US$/oz
972
955

Gold production decreased by 5 per cent from 133,100 ounces in the June quarter to 126,500 ounces in the September quarter
mainly due to lower yield.

Total tonnes mined, including capital waste stripping, increased by
8 per cent from 20.3 million tonnes in the June quarter to 22.0 million tonnes in the September quarter. Ore tonnes mined
increased by 13 per cent from 3.1 million tonnes to 3.5 million tonnes due to increased mining volumes at the Akontansi pit, which has a lower strip ratio.

Operational waste tonnes mined increased by 40 per cent from 4.8 million tonnes to 6.7 million tonnes and capital waste tonnes mined decreased by 5 per cent from 12.4 million tonnes to 11.8 million tonnes in line with the operational plan. Mined grade decreased by 8 per cent from 1.31 grams per tonne to 1.21 grams per tonne due to lower grades from the Akontansi pit. Gold mined increased by 3 per cent from 132,500 ounces to 136,400 ounces as a result of increased ore tonnes mined. The strip ratio decreased from 5.5 to 5.3.

The CIL plant throughput remained similar at 3.5 million tonnes
Yield decreased by 3 per cent from 1.18 grams per tonne to 1.14 grams per tonne, mainly due to lower grade ore mined and
processed.

Cost of sales before amortisation and depreciation, increased by
3 per cent from US$74 million to US$76 million mainly due to increased tonnes mined, partially offset by a lower gold-in-process drawdown of US$3 million in the September quarter compared
with US$9 million in the June quarter.

Capital expenditure decreased by 14 per cent from US$44 million to US$38 million due to lower capital stripping.
All-in sustaining costs and total all-in cost increased by 2 per cent from US$955 per ounce in the June quarter to US$972 per ounce in the September quarter due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Damang
Sept
2018
June
2018
Gold produced
000’oz
51.3
53.5
Gold sold
000’oz
51.3
53.5
Yield
g/t
1.55
1.58
AISC
US$/oz
682
746
AIC
US$/oz
1,288
1,347

Gold production decreased by 4 per cent from 53,500 ounces in the June quarter to 51,300 ounces in the September quarter mainly due to lower head grade mined and processed from Amoanda pit.

Total tonnes mined, including capital stripping, decreased by 8 per cent from 12.4 million tonnes in the June quarter to 11.4 million tonnes in the September quarter in line with the operational plan.

Ore tonnes mined increased by 27 per cent from 1.04 million
tonnes in the June quarter to 1.32 million tonnes in the September quarter. Total waste tonnes mined decreased by 11 per cent from
11.4 million tonnes to 10.1 million tonnes in line with the
operational plan. Capital waste tonnes included in total waste tonnes decreased by 8 per cent from 8.8 million tonnes 8.1 million tonnes due to lower stripping volumes from the Amoanda pit which is at the later stages of the current cutback. Operational waste tonnes mined decreased by 23 per cent from 2.6 million tonnes to
2.0 million tonnes also in line with the operational plan.

Head grade mined decreased by 13 per cent from 1.97 grams per tonne to 1.72 grams per tonne due to lower grade mined south of the Amoanda pit due to re configuration of the main ramp to further optimise the pit. Gold mined increased by 10 per cent from 66,100 ounces to 72,700 ounces. The strip ratio decreased from 10.9 to
7.7 due to exposed ore surfaces mined at the Amoanda pit.

Tonnes processed increased by 3 per cent from 1.05 million tonnes in the June quarter to 1.08 million tonnes in the September quarter due to higher plant overall equipment efficiency. Yield decreased by 2 per cent from 1.58 grams per tonne to 1.55 grams per tonne due to lower head grade mined. In the September quarter, tonnes milled were sourced as follows: 1.02 million tonnes at 1.75 grams per tonne from the pits and 0.06 million tonnes at 1.07 grams per tonne from stockpiles. This compared with 0.89 million tonnes at
1.94 grams per tonne from the pits and 0.16 million tonnes at 0.60 grams per tonne from stockpiles in the June quarter.

Cost of sales before amortisation and depreciation, decreased by
15 per cent from US$34 million to US$29 million mainly due to a decrease in cost of sales before gold inventory change and
amortisation and depreciation due to lower operating tonnes
mined, as well as a higher gold-in-process credit to cost of US$7 million in the September quarter compared with US$4 million in the
June quarter.

Capital expenditure decreased by 3 per cent from US$36 million in the June quarter to US$35 million in the September quarter as a result of lower capital waste tonnes mined.

Sustaining capital expenditure was similar at US$4 million. Non-
sustaining capital expenditure decreased by 3 per cent from
US$32 million to US$31 million mainly due to lower capital waste

Gold Fields 2018 Operating Update September Quarter

mined (8.1 million tonnes in the September quarter compared with
8.8 million tonnes mined in the June quarter).

All-in sustaining costs decreased by 9 per cent from US$746 per ounce in the June quarter to US$682 per ounce in the September quarter mainly due to lower cost of sales before amortisation and depreciation, partially offset by lower gold sold.

All-in costs decreased by 4 per cent from US$1,347 per ounce in the June quarter to US$1,288 per ounce in the September quarter due to the same reasons as above as well as lower non-sustaining capital expenditure.

At the end of the September 2018 quarter and 21 months into the
Damang Reinvestment Project (DRP), total material mined
amounted to 75 million tonnes, 25 per cent ahead of the project schedule. Gold produced during the same period was 284,300
ounces, 45 per cent above the DRP ounces of 196,100. All major projects are on schedule. The SAG mill shell replacement is on track with installation and commissioning planned for the
December 2018 quarter. The project to date capital spent is
US$240 million.

Asanko (Equity accounted Joint Venture)*
Sept
2018
June
2018
2 months ended
Gold produced 000’oz 17.6 –
Gold sold 000’oz 18.1 –
Yield g/t 1.41 –
AISC US$/oz 1,018 –
AIC US$/oz 1,039 –
* All figures represent Gold Fields share of 45 per cent in Asanko.

Gold Fields acquisition of 45 per cent of Asanko Gold went
unconditional on the 31 July 2018. Accordingly, the company has equity-accounted the results of its 45 per cent interest in Asanko for the last two months of the quarter.

Gold production for the two months ended September 2018 was
17,600 ounces.

Total tonnes mined, including deferred stripping for the two months ended September 2018 were 3.2 million tonnes. Ore
tonnes mined were 0.5 million tonnes for the same period. Head grade mined was 1.46 grams per tonne.

Total waste tonnes mined were 2.7 million tonnes, whilst strip ratio was 5.12 for the two months ended September 2018.

The CIL plant throughput was 0.4 million tonnes for the two months ended September 2018 and yield was 1.41 grams per tonne.

Cost of sales before amortisation and depreciation for the two months ended September 2018 was US$14 million.

Sustaining capital expenditure for the two months ended
September 2018 was US$4 million and non-sustaining capital
expenditure amounted to US$nil.

All-in sustaining costs and total all-in cost for the two months ended September 2018 was US$1,018 per ounce and US$1,039
per ounce, respectively.

South America region
Cerro Corona
Sept
2018
June
2018
Gold produced 000’oz 40.7 30.9
Copper produced tonnes 8,437 7,317
Total equivalent gold produced 000’eq oz 83.2 69.0
Total equivalent gold sold 000’eq oz 80.0 66.5
Yield
– gold
g/t 0.77 0.60
– copper per cent 0.51 0.46
– combined eq g/t 1.51 1.29
AISC and AIC US$/oz 443 316
AISC and AIC US$/eq oz 691 795
Gold price* US$/oz 1,218 1,314
Copper price* US$/t 6,139 6,864
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 32 per cent from 30,900 ounces in the June quarter to 40,700 ounces in the September quarter due to higher grades mined and processed as well as higher ore
processed. Copper production increased by 15 per cent from
7,317 tonnes to 8,437 tonnes due to higher grade and increased ore processed. Equivalent gold production increased by 21 per cent from 69,000 ounces to 83,200 ounces mainly due to higher grade ore processed in line with the mining sequence, partially offset by the lower price factor.

Gold head grade increased by 28 per cent from 0.89 grams per tonne to 1.14 grams per tonne and gold recoveries decreased from
69.7 per cent to 66.1 per cent, in line with the mining sequence and the operational plan. Copper head grade increased by 7 per cent from 0.54 per cent to 0.58 per cent and copper recoveries
decreased from 87.6 per cent to 86.2 per cent. Gold yield
increased by 28 per cent from 0.60 grams per tonne to 0.77 grams per tonne due to higher head grade, partially offset by lower recoveries. The lower recoveries were due to high clay content, which required higher lime. Copper yield increased by 11 per cent from 0.46 per cent to 0.51 per cent due to higher head grade.

In the September quarter, concentrate with a payable content of
38,980 ounces of gold was sold at an average price of US$1,206 per ounce and 8,191 tonnes of copper was sold at an average price of US$5,335 per tonne, net of treatment and refining charges. This compared with 28,475 ounces of gold that was sold at an average price of US$1,302 per ounce and 7,105 tonnes of copper that was sold at an average price of US$6,244 per tonne, net of treatment and refining charges, in the June quarter.

Total tonnes mined increased by 4 per cent from 5.24 million tonnes in the June quarter to 5.44 million tonnes in the September quarter mainly due to higher ore mined in line with the mining sequence. Ore mined increased by 7 per cent from 1.62 million tonnes to 1.74 million tonnes. Operational waste tonnes mined increased by 2 per cent from 3.62 million tonnes to 3.70 million tonnes in line with the mining plan. The strip ratio decreased from
2.24 to 2.12. As previously mentioned the strip ratio is higher than previous averages due to the need to accelerate mining in line with the 2030 life extension project.

Ore processed increased by 2 per cent from 1.67 million tonnes to
1.71 million tonnes due to lower ore hardness.

Cost of sales before amortisation and depreciation, decreased by
3 per cent from US$40 million to US$39 million mainly due to a
US$1 million gold-in-process credit to cost as a result of an increase in stockpiles in the September quarter compared with a

Gold Fields 2018 Operating Update September Quarter
charge of US$2 million due to a drawdown of stockpiles in the June quarter.

Capital expenditure increased by 57 per cent from US$7 million to
US$11 million due to an increase in construction activities at the tailings dam and waste storage facilities during the dry season.

All-in sustaining costs and total all-in cost per gold ounce increased by 40 per cent from US$316 per ounce in the June
quarter to US$443 per ounce in the September mainly due to
higher capital expenditure and lower by-product credits due to the lower copper price received, partially offset by increased gold sold.
All-in sustaining costs and total all-in cost per equivalent ounce decreased by 13 per cent from US$795 per equivalent ounce to
US$691 per equivalent ounce due to the same reasons as above, as well as higher gold equivalent ounces sold, partially offset by higher capital expenditure.
Australia region
St Ives
Sept
2018
June
2018
Gold produced 000’oz 89.2 94.6
Gold sold 000’oz 88.9 95.1
Yield – underground g/t 3.74 4.60
– surface g/t 2.31 2.47
– combined g/t 2.58 2.89
AISC and AIC A$/oz 1,355 1,103
US$/oz 993 839

Gold production decreased by 6 per cent from 94,600 ounces in the June quarter to 89,200 ounces in the September quarter.

Total ore tonnes mined decreased by 27 per cent from 1.1 million tonnes in the June quarter to 0.8 tonnes in the September quarter.

Total underground ore tonnes mined increased by 52 per cent from
181,600 tonnes in the June quarter to 275,300 tonnes in the
September quarter.

At the Hamlet underground operation, ore tonnes mined
decreased by 3 per cent from 86,200 tonnes in the June quarter to
83,300 tonnes in the September quarter. Head grade decreased by 14 per cent from 3.96 grams per tonne to 3.41 grams per tonne with lower grade stopes mined during the September quarter as per the mining schedule. Gold mined from Hamlet underground
decreased by 17 per cent from 11,000 ounces to 9,100 ounces.

Operations at the Invincible underground mine continued to grow with ore tonnes mined increasing by 101 per cent from 95,400 tonnes in the June quarter to 192,000 tonnes in the September quarter. Head grade mined decreased by 22 per cent from 5.34 grams per tonne to 4.16 grams per tonne due to lower
development ore grades, as development is no longer going
through these high-grade areas, as anticipated. Gold mined from
Invincible underground increased by 58 per cent from 16,300
ounces to 25,700 ounces.

At the open pit operations, ore tonnes mined decreased by 33 per cent from 0.9 million tonnes in the June quarter to 0.6 million tonnes in the September quarter with the completion of mining activities at the Invincible open pit stage 5 on 28 August 2018 as scheduled.

Grade mined from open pits, decreased by 11 per cent from 2.63 grams per tonne to 2.35 grams per tonne due to the lower proportion of high grade ore delivered from Invincible following the
completion of stage 5. Gold mined from open pits decreased by
46 per cent from 77,700 ounces to 41,600 ounces due to lower tonnes mined. In the September quarter, tonnes mined were
sourced as follows: 0.3 million tonnes at 3.28 grams per tonne from
Invincible and 0.3 million tonnes at 1.15 grams per tonne from
Neptune. This compared with 0.6 million tonnes at 3.17 grams per tonne from Invincible and 0.3 million tonnes at 1.52 grams per tonne from Neptune in the June quarter.

Operational waste tonnes mined decreased by 50 per cent from
2.2 million tonnes in the June quarter to 1.1 million tonnes in the
September quarter and capital waste tonnes mined increased by
30 per cent from 2.3 million tonnes to 3.0 million tonnes due to the completion of Invincible stage 5 and relocation of the mining fleet to Neptune open pit for pre-strip activity. Total material
movements at the open pits decreased by 15 per cent from 5.4 million tonnes to 4.7 million tonnes. The strip ratio increased from
4.9 to 7.4 driven by pre strip activity at Neptune.

Ounces mined at the total St Ives complex decreased by 27 per cent from 105,100 ounces in the June quarter to 76,500 ounces in the September quarter due to a 40 per cent reduction in ore tonnes mined at the open pits with the completion of mining activities at
Invincible open pit stage 5. At the end of the September quarter, stockpiled Neptune high-grade oxide material amounted to 65,300 ounces (997,700 tonnes at 1.57 grams per tonne), Invincible
amounted to 32,200 ounces (227,200 tonnes at 2.55 grams per
tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). This compared with Neptune high-grade oxide material stockpiles of 77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne), Invincible stockpiles of 44,500 ounces (375,000 tonnes at 2.81 grams per tonne) and A5 stockpiles of 7,900 ounces
(174,000 tonnes at 1.46 grams per tonne), at the end of June quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Throughput at the Lefroy mill increased by 6 per cent from 1.02 million tonnes in the June quarter to 1.08 million tonnes in the
September quarter with higher plant availability during the quarter, following a scheduled major maintenance shutdown in the June quarter. Yield decreased by 11 per cent from 2.89 grams per tonne to 2.58 grams per tonne mainly due to stockpile movements
quarter-on-quarter.

Cost of sales before amortisation and depreciation, increased by
3 per cent from A$63 million (US$48 million) to A$65 million (US$48 million). The increase was due to a gold inventory credit to costs of A$nil (US$nil) in the September quarter compared with A$9 million (US$6 million) in the June quarter, partially offset by reduced mining costs at the open pits in the September quarter
(A$4 million/US$3 million) due to lower operational tonnes mined, and lower processing costs (A$3 million/US$2 million) following the major maintenance shutdown in the June quarter.

Capital expenditure increased by 39 per cent from A$36 million
(US$27 million) to A$50 million (US$36 million) due to increased capital development at Invincible underground and Neptune open pit (A$8 million/US$7 million), and increased exploration drilling costs at Invincible underground (A$4 million/US$3 million).

All-in sustaining costs and total all-in cost increased by 23 per cent from A$1,103 per ounce (US$839 per ounce) in the June quarter to A$1,355 per ounce (US$993 per ounce) in the September
quarter due to higher cost of sales before amortisation and
depreciation, higher capital expenditure at Invincible and Neptune as planned and lower gold sold.

Gold Fields 2018 Operating Update September Quarter

Agnew
Sept
2018
June
2018
Gold produced
000’oz
61.3
56.8
Gold sold
000’oz
61.4
56.9
Yield
g/t
6.15
5.79
AISC and AIC
A$/oz
1,300
1,383
US$/oz
945
1,044

Gold production increased by 8 per cent from 56,800 ounces in the June quarter to 61,300 ounces in the September quarter mainly due to higher grades mined and processed.

Ore mined from underground decreased by 7 per cent from
323,900 tonnes in the June quarter to 301,800 tonnes in the
September quarter. This was largely due to a change in the mining sequence in the FBH area at Waroonga following updated
geotechnical recommendations that have reduced available
stoping fronts for the quarter Head grade mined increased by 16 per cent from 6.01 grams per tonnes to 6.97 grams per tonne with increased material mined from the high grade Bengal area at
Waroonga. Gold mined increased by 8 per cent from 62,600
ounces to 67,700 ounces. In the September quarter tonnes mined were sourced as follows: 153,200 tonnes at 10.2 grams per tonne from Waroonga and 148,600 tonnes at 3.7 grams per tonne from
New Holland. This compared with 168,000 tonnes at 8.3 grams
per tonne from Waroonga and 155,900 tonnes at 3.6 grams per
tonne from New Holland in the June quarter.

Tonnes processed increased by 2 per cent from 304,900 tonnes in the June quarter to 310,400 tonnes in the September quarter The combined yield increased by 6 per cent from 5.79 grams per tonne to 6.15 grams per tonne due to the higher grades mined, as a result of increased meterial from the high grade Bengal area as discussed above.
.

Cost of sales before amortisation and depreciation, increased by
4 per cent from A$50 million (US$37 million) in the June quarter to
A$52 million (US$38 million) in the September quarter mainly due to an increase in mining costs of A$1 million (US$1 million) as a result of the increased ore development metres advanced in the
September quarter. In addition, a gold-in-circuit credit of A$nil
(US$nil) in the September quarter compared with A$2 million
(US$1 million) in the June quarter. The credit to cost in the June quarter was primarily due to a build-up of stockpiles with more ore mined than processed.

Capital expenditure decreased by 4 per cent from A$25 million
(US$19 million) to A$24 million (US$18 million) mainly due to decreased capital development expenditure with less capital
development and increased ore development costs in the
September quarter.

All-in sustaining costs and total all-in cost decreased by 6 per cent from A$1,383 per ounce (US$1,044 per ounce) in the June quarter to A$1,300 per ounce (US$945 per ounce) in the September
quarter due to lower capital expenditure and higher gold sold, partially offset by higher cost of sales before amortisation and depreciation.

Granny Smith
Sept
2018
June
2018
Gold produced
000’oz
72.1
67.4
Gold sold
000’oz
71.8
67.4
Yield
g/t
4.68
5.16
AISC and AIC
A$/oz
1,311
1,311
US$/oz
957
995

Gold production increased by 7 per cent from 67,400 ounces in the June quarter to 72,100 ounces in the September quarter mainly due to increased ore tonnes mined and processed.

Ore mined from underground increased by 9 per cent from 423,700 tonnes to 460,800 tonnes. Head grade mined decreased by 6 per cent from 5.23 grams per tonnes in the June quarter to 4.94 grams per tonne in the September quarter in line with the geotechnical sequencing inherent in the plan. As a result of the 9 per cent increase in tonnes mined and the 6 per cent decrease in grade, overall ounces mined increased by 3 per cent from 71,300 ounces in the June quarter to 73,200 ounces in the September quarter.

Tonnes processed increased by 18 per cent from 406,400 tonnes in the June quarter to 478,700 tonnes in the September quarter due to increased availability of mined ore and the timing of milling campaigns quarter on quarter. The yield decreased by 9 per cent from 5.16 grams per tonne to 4.68 grams per tonne due to lower head grade mined.

Cost of sales before amortisation and depreciation, increased by
11 per cent from A$54 million (US$41 million) in the June quarter to A$60 million (US$44 million) in the September quarter mainly due to a A$4 million (US$3 million) increase in mining costs as a result of increased ore mined and a A$2 million (US$2 million) gold-
in-circuit charge to costs in the September quarter compared with
A$1 million (US$1 million) in the June quarter.

Capital expenditure was similar at A$30 million (US$22 million).
During the September quarter, A$22 million (US$17 million) was spent on mine development and infrastructure projects and A$8 million (US$5 million) was spent on exploration activities.

All-in sustaining costs and total all-in cost was similar at A$1,311 per ounce (US$957 per ounce). The increase in cost of sales
before amortisation and depreciation of A$6 million (US$3 million)
was offset by increased gold sold.

Gruyere
First gold remains scheduled for the June 2019 quarter, in line with the guidance issued in April 2018. The final forecast capital (FFC)
cost estimate remains at A$621 million (level of accuracy range +
2 per cent/-2 per cent) as reported by the joint venture partners on
30 July 2018.

In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs.
This translates to approximately A$51 million. Consequently, Gold
Fields share of the FFC is A$337 million with A$203 million having been incurred up to the end of September 2018. As at 30
September 2018, overall project engineering and construction was
95 per cent and 69 per cent complete, respectively, with EPC construction (process plant and associated infrastructure) 55 per cent complete.

We believe that the long-life, low-cost nature of Gruyere will improve the Gold Fields portfolio.

Gold Fields 2018 Operating Update September Quarter
UNDERGROUND AND SURFACE (UNREVIEWED)
United States Dollars
Imperial ounces with metric
tonnes and grade
Total Mine
Operations
Including
Equity
accounted
Joint
Venture
Total Mine
Continuing
Operations
Including
Equity
accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Continuing Discontinued
South
Deep
Total     Tarkwa     Damang
Asanko
#
45%
Cerro
Corona
Total     St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
Tonnes mined Sept 2018
1,314 1,314 277 – – – – – 1,037         275              302           461 –
(000 tonnes)* June 2018 1,171 1,171 242 – – – – – 929         182              324           424 –
– underground ore Sept 2017
1,305 1,205 388 – – – –
–
817         100              293           424 100
Sept 2018 42 42 42 – – – – – – – – – –
– underground waste
June 2018 84 84 84 – – – – – – – – – –
Sept 2017
48 48 48 – – – – – – – – – –
Sept 2018 7,645 7,645 – 5,352        3,511        1,317 525 1,741 552         552 – – –
– surface ore June 2018
6,722 6,722 – 4,183        3,139       1,044 – 1,619 920         920 – – –
Sept 2017 8,453 8,453 – 5,354        4,435 919 – 1,803 1,296       1,296 – – –
Sept 2018 9,000 9,000 319 5,352        3,511       1,317 525 1,741 1,589         827              302           461 –
– total June 2018 7,977 7,977 326 4,183        3,139       1,044 – 1,619 1,849       1,102              324         424 –
Sept 2017 9,807 9,707 436 5,354        4,435 919 – 1,803 2,113       1,395              293 424 100
Grade mined Sept 2018 5.6 5.6 6.1 – – – – – 5.3           3.9               7.0           4.9 –
(grams per tonne) June 2018 5.8 5.8 6.5 – – – – – 5.4           4.7               6.0           5.2 –
– underground ore
Sept 2017 6.2 6.3 6.3 – – – – – 6.0           3.7               7.3           5.7
4.6
Sept 2018 – – – – – – – – – – – – –
– underground waste
June 2018 – – – – – – – – – – – – –
Sept 2017
– – – – – – – – – – – – –
Sept 2018 1.4 1.4 – 1.2             1.7            1.5 1.1 2.3           2.3 – – –
– surface ore June 2018
1.5 1.5 – 1.5           1.3             2.0 – 0.9 2.6           2.6 – – –
Sept 2017 1.6 1.6 – 1.3           1.3             1.0 – 1.3 2.8           2.8 – – –
Sept 2018 2.0 2.0 5.3 1.2             1.7            1.5 1.1 4.3           2.9               7.0           4.9 –
– total June 2018
2.2 2.2 4.8 1.5           1,3             2.0 – 0.9 4.0           3.0               6.0           5.2 –
Sept 2017 2.2 2.1 5.6 1.3           1.3             1.0 – 1.3 4.0           2.8               7.3           5.7 4.6
Gold mined Sept 2018
230.2 230.2 54.6 – – – – 175.6          34.8             67.7        73.2 –
(000 ounces)* June 2018 211.7 211.7 50.4 – – – – 161.3          27.3             62.6        71.3 –
– underground ore Sept 2017 252.5 237.5 79.2 – – – – – 158.3          12.0             69.2        77.1 15.0
Sept 2018
– – – – – – – – – – – –
– underground waste June 2018 – – – – – – – – – – – – –
Sept 2017
– – – – – – – – – – – – –
Sept 2018 339.6 339.6 0.4 233.7       136.4 72.7 24.7 64.0 41.6          41.6 – – –
– surface ore June 2018 322.8 322.8 0.3 198.5       132.5 66.1 – 46.2 77.7          77.7 – – –
Sept 2017
410.6 410.6 – 219.7       189.0 30.7 – 75.7 115.3        115.3 – – –
Sept 2018 569.9 569.9 54.9 233.7       136.4 72.7 24.7 64.0 217.3          76.5           67.7           73.2 –
– total June 2018 534.0 534.0 50.7 198.5       132.5 66.1 – 46.2 239.0        105.1           62.6           71.3 –
Sept 2017 663.1 648.1 79.2 219.7       189.0 30.7 – 75.7 273.6        127.3           69.2           77.1 15.0
Ore milled/treated Sept 2018
1,264 1,264 271 – – – – 993          204             310            479 –
(000 tonnes)* June 2018 1,170 1,170 258 – – – – – 912          201             305            406 –
– underground ore Sept 2017 1,346 1,243 398 – – – – – 845          102             315            428 103
Sept 2018
42 42 42 – – – – – – – – –
– underground waste June 2018 60 60 60 – – – – – – – – – –
Sept 2017 45 45 45 – – – – – – – – – –
Sept 2018 7,572 7,572 73 4,914       3,450         1,077 387 1,712 873           873 – – –
– surface ore June 2018
7,083 7,083 75 4,524       3,473         1,051 – 1,665 819           819 – – –
Sept 2017
7,321 7,321 112 4,498       3,370         1,127 – 1,690 1,021        1,021 – – –
Sept 2018 8,878 8,878 387 4,914       3,450         1,077 387 1,712 1,866        1,077             310 479 –
– total June 2018 8,314 8,314 393 4,524       3,473         1,051 – 1,665 1,733        1,020             305           406 –
Sept 2017
8,712 8,609 555 4,498       3,370         1,127 – 1,690 1,866        1,123             315           428 103
Yield Sept 2018
4.9 4.9 5.6 – – – – – 4.9           3.7               6.2           4.7 –
(Grams per tonne) June 2018
5.1 5.1 5.8 – – – – – 5.2           4.6               5.8           5.2 –
– underground ore Sept 2017 5.4 5.4 6.3 – – – – – 5.3           3.5               6.1           5.1 4.4
Sept 2018
– – – – – – – – – – – – –
– underground waste June 2018 – – – – – – – – – – – – –
Sept 2017 – – – – – – – – – – – – –
Sept 2018 1.5 1.5 0.1 1.2           1.1             1.6           1.4 1.5 2.3           2.3 – – –
– surface ore
June 2018 1.4 1.4 0.1 1.3           1.2             1.6 – 1.3 2.5           2.5 – – –
Sept 2017
1.5 1.5 0.1 1.2           1.3             0.9 – 1.6 2.4           2.4 – – –
Sept 2018 2.0 2.0 4.0 1.2           1.1             1.6           1.4 1.5 3.7           2.6              6.2             4.7 –
– combined June 2018
2.0 2.0 3.9 1.3           1.2             1.6 – 1.3 3.9           2.9              5.8             5.1 –
Sept 2017
2.1 2.1 4.5 1.2           1.3             0.9 – 1.6 3.7           2.5              6.1             5.1 4.4
Gold produced
Sept 2018 207.1 207.1 49.2 – – – – – 157.9           24.5          61.3           72.1 –
(000 ounces)* June 2018
202.4 202.4 48.5 – – – – – 153.9           29.7          56.8           67.4 –
– underground ore Sept 2017 239.9 225.2 81.0 – – – –
–
144.2           11.7          61.8           70.8 14.7
Sept 2018
– – – – – – – – – – – –
– underground waste June 2018 – – – – – – – – – – – – –
Sept 2017 – – – – – – – – – – – – –
Sept 2018
343.8 343.8 0.3 195.5       126.5 51.3 17.6
83.2 64.7          64.7 – – –
– surface ore June 2018 320.8 320.8 0.3 186.7       133.1 53.5 – 69.0 64.9          64.9 – – –
Sept 2017
344.9 344.9 0.2 177.2       145.1 32.2 – 89.6 77.8          77.8 – – –
Sept 2018 550.7 550.7 49.5 195.5       126.5 51.3 17.6 83.2 222.6          89.2            61.3          72.1 –
– total June 2018
523.2 523.3 48.8 186.7       133.1 53.5 – 69.0 218.8          94.6            56.8          67.4 –
Sept 2017
584.8 570.1 81.2 177.2       145.1 32.2 – 89.6 222.0          89.5            61.8          70.8 14.7
Cost of sales before
gold inventory change
and amortisation and
depreciation
Sept 2018 131 131 221 – – – – – 86             30             122             87 –
(dollar per tonne)
June 2018
146 146 231 – – – – – 105              85             127             99
–
– underground
Sept 2017 145 144 179 – – – – – 98             64             120             91 158
Sept 2018
26 25 2 26             21             34            41 23 47             47                 –
–
–
– surface June 2018
25 25 1 23             19             37 – 23 45             45                 –
–
–
Sept 2017
25 25 1 26             26             25 –
23 43             43
– –
–
Sept 2018
41 41 178 26             21             34            41
23 68             43             122             87 –
– total June 2018
42 42 187 23             19             37 – 23 77             53             127             99 –
Sept 2017
43 42 143 26             26             25 – 23 68             44             120             91 158
* Excludes surface material at South Deep.
#
Includes only 45 per cent of Asanko (Equity accounted Joint Venture).

Gold Fields 2018 Operating Update September Quarter

CERTAIN FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects",
"hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold
Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
• the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;
• the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;
• the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;
• the Group’s loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
• ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;
• fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
• Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields 2018 Operating Update September Quarter
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access
charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the
applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to
Friday excluding public holidays in England and Wales.
e-mail: enquiries@linkgroup.co.uk

Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus° (
Chair
)  RP Menell° (Deputy Chair)  NJ Holland* (Chief Executive Officer)   PA Schmidt (Chief Financial Officer)
A Andani
#
° PJ Bacchus° TP Goodlace° C Lettonˆ° P Mahanyele DMJ Ncube° SP Reidˆ° YGH Suleman°
ˆ Australian * British
#
Ghanaian
° Independent Director Non-independent Director

Gold Fields 2018 Operating Update September Quarter

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 9 November 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer